

July 11, 2024

Faith Zaslavsky
Chief Executive Officer
IMAC Holdings, Inc.
3401 Mallory Lane, Suite 100
Franklin, TN 37067

> **Re: IMAC Holdings, Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Response dated June 25, 2024**
> **File No. 001-38797**

Dear Faith Zaslavsky:

We have reviewed your June 25, 2024 response to our comment letter and have the following comment.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our June 14, 2024 letter.

Preliminary Proxy Statement on Schedule 14A filed June 6, 2024

General

1. We note your response to prior comment 1. While we do not have any further comments at this time regarding your response, please confirm your understanding that our decision not to issue additional comments should not be interpreted to mean that we either agree or disagree with your analysis or response with respect to this matter.

        Please contact Juan Grana at 202-551-6034 or Jane Park at 202-551-7439 with any other questions.

                                                        Sincerely,

                                                        Division of Corporation Finance
                                                        Office of Industrial Applications and
                                                        Services

cc: Carol W. Sherman, Esq.